December 12, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Tenet Healthcare Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 28, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 7, 2012

File No. 001-07293

Dear Mr. Rosenberg:

I wanted to respond that we have received your December 12, 2012 letter regarding the subject described above (“Comment Letter”).  To ensure that we have sufficient time to fully respond to your Comment Letter, we respectfully request that we be able to provide our responses no later than January 11, 2013.

Should you have any questions or comments, please contact me at (469) 893-2246.

Sincerely,

/s/ Daniel J. Cancelmi
Daniel J. Cancelmi
Chief Financial Officer
Tenet Healthcare Corporation

cc:        Dana Hartz (Securities and Exchange Commission)

Lisa Vanjoske (Securities and Exchange Commission)

Tenet Healthcare Corporation • Dallas Office

1445 Ross Ave., Ste. 1400 • Dallas, TX 75202 • Tel 469.893.2000 • Fax 469.893.8600 • www.tenethealth.com